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MAR 01 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Princeton Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 King Arthur Court, Suite D
(No. and Street)

North Brunswick, New Jersey 08902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Calabrese 732-249-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andre J. Bakhos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princeton Financial Group LLC, as of December 31, 2009, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa A. Calabrese
Notary Public
State of New Jersey
No. 2283517
Commission Expires May 28, 20 12

Signature

Managing Member

Title

Lisa A Calabrese

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XXX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCETON FINANCIAL GROUP LLC

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

	Page
AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Computation of Basic Net Capital Requirement	11
Possession or Control Requirements Under Rule 15c3-3	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	14-15
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE PRINCETON FINANCIAL GROUP, LLC'S SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) ASSESSMENT RECONCILIATION	16-17
TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7T) TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009	18-19

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Princeton Financial Group LLC

We have audited the accompanying statement of financial condition of Princeton Financial Group LLC (the Company), as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Financial Group LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 23, 2010

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	25,359
Deposit with clearing organization		99,846
Accounts receivable from clearing organization and broker-dealers		77,074
Property and equipment - net of accumulated depreciation of $89,690		615
Due from member		93,769
Security deposits and other assets		14,879
TOTAL ASSETS	$	311,542

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	28,390
Note payable		60,000
Income taxes payable		7,225
Deferred tax liability		9,766
TOTAL LIABILITIES		105,381
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		206,161
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	311,542

See accompanying notes to financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Income		
Commissions	$	1,463,636
Interest, dividends, and other income		305
Total income		1,463,941
Officers and employee compensation, benefits and trading commissions		836,064
Floor brokerage and clearing fees		166,711
Administrative and general		427,746
Professional fees		29,999
Depreciation		5,542
Total expenses		1,466,062
Loss before income tax expense		(2,121)
Income tax expense		418
Net loss	$	(2,539)

See accompanying notes to financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Members' Equity
Balance - January 1, 2009	$ 208,700
Net loss	(2,539)
Balance - December 31, 2009	$ 206,161

See accompanying notes to financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ (2,539)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 5,542	
Deferred taxes	(9,069)	
Change in assets and liabilities:		
Deposit with clearing organization	7,422	
Accounts receivable from clearing organization and broker-dealers	24,005	
Security deposits and other assets	(426)	
Accounts payable and accrued expenses	16,853	
Income taxes payable	7,225	
Total adjustments		51,552
Net Cash Provided by Operating Activities		49,013
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,133)	
Net Cash Used by Investing Activities		(5,133)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash overdraft	(5,572)	
Loan payable	60,000	
Loan to member	(74,036)	
Net Cash Used by Financing Activities		(19,608)
NET INCREASE IN CASH		24,272
CASH AND CASH EQUIVALENTS - BEGINNING		1,087
CASH AND CASH EQUIVALENTS - END		$ 25,359

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Princeton Financial Group LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains an office in New Jersey. The Company was formed as a limited liability company in New Jersey on January 28, 1998 with an expiration date of December 31, 2050.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, trade accounts receivables and payables and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

PROPERTY, EQUIPMENT, AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the books and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

On January 1, 2009, the Company adopted the authoritative guidance issued by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes which became effective for the Company's financial statements. The new guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the new guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The new rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no uncertain tax positions at either January 1, 2009 or December 31, 2009.

The Company provides deferred income taxes resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company files U.S. federal income tax returns and state income tax returns in New Jersey. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2010, the date the financial statements were available for issuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

During 2009, the Financial Accounting Standards Board, (FASB) issued authoritative guidance on revenue recognition, consolidation of variable interest entities and fair value disclosures for non-financial assets and liabilities, which are not yet effective for the Company's financial statements. Management believes that these pronouncements will not be applicable to its financial statements or if applicable will not have a material impact on the Company's financial statements upon adoption.

3. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION AND BROKER-DEALERS

The Company's accounts receivable balance is comprised of trading commissions from institutional customers and various foreign broker dealers.

The Company maintains brokerage accounts with a clearing organization through which all trading transactions are cleared. The receivable and all securities owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return securities in its custody.

Accounts receivable have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 90,305
Less: Accumulated depreciation		89,690
Net property and equipment		$ 615

Depreciation expense for the year ended December 31, 2009 was $5,542.

5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under various operating leases for office space and automobiles. As of December 31, 2009, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended December 31,	
2010	$ 72,771
2011	72,365
2012	34,686
	$ 179,822

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

Rent expense including maintenance charged for the year ended December 31, 2009 was approximately $61,842.

6. INCOME TAXES

The deferred income tax asset consists of the following components as of December 31, 2009:

Deferred income tax assets related to:		
Accounts payable and accrued expenses	$	6,096
Other assets		710
Deferred income tax liability related to:		
Accounts receivable		(16,571)
Net deferred income tax liabilities	$	(9,766)

Components of income tax expenses are as follows as of December 31, 2009:

Current income tax:		
Federal	$	6,625
State		2,870
Deferred income tax expense		
Federal		(6,333)
State		(2,744)
Income tax expense	$	418

7. NOTE PAYABLE

On December 29, 2009, the Company signed a $60,000 promissory note with LEK Securities. The note matures on March 28, 2010 and is subject to interest of 10%.

8. MAJOR CUSTOMERS

For the year ended December 31, 2009, one customer accounted for approximately 54% of the revenues of the Company. In addition, as of December 31, 2009, 67% of total receivables were due from two customers.

9. DUE FROM MEMBER

At December 31, 2009, outstanding advances to a member of the company were $93,769. The balance is due to be repaid in 2010 and is not subject to interest.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $94,500, which was $87,474 in excess of its required net capital of $7,026. The Company's net capital ratio was 1.12 to 1.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 206,161
Less: Non-allowable assets	(111,661)
Net Capital	$ 94,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 7,026
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 87,474
Excess net capital at 1000%	$ 83,962
Ratio: Aggregate indebtedness to net capital	1.12 to 1.00

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2009	$ 208,700
Net loss for the year ended December 31, 2009	(2,539)
Total ownership equity – December 31, 2009	206,161
Less: Non-allowable assets	(111,661)
Audited net capital	94,500
Net capital per Focus Report Part IIA	92,656
Difference *	$ 1,844

* Difference due to year end audit adjustment to deferred income taxes and income taxes payable.

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Members of
Princeton Financial Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Princeton Financial Group LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of its members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 23, 2010

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Princeton Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Princeton Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Princeton Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Princeton Financial Group, LLC's management is responsible for Princeton Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (copies of checks), noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting documentation noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, and in the related schedules and working papers supporting the adjustments, if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050864 FINRA DEC
PRINCETON FINANCIAL GROUP LLC 10*10
LAKESIDE WEST CORPORATE CENTER STE D
2 KING ARTHUR CT
NORTH BRUNSWICK NJ 08902-3381

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Calabrese (732) 249-6400

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2500.79

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1110.39)

8-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1390 40

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1390 40

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1390.40

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Princeton Financial Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the ____ day of ____________, 20 10 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1115425

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 115108

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 115108

2d. SIPC Net Operating Revenues $ 1000317

2e. General Assessment @ .0025 $ 2500.79

(to page 1 but not less than $150 minimum)